# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Shoals Technologies Group, Inc., CIK 0001831651
CUSIP: 82489W107
Title of class of securities: Class A Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1400 SHOALS WAY, PORTLAND, Tennessee (TN), 37148
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000902664-24-005918
Filed by CIK 0001603466

## Reporting persons
- Point72 Asset Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,578,382; sole dispositive power 0; shared dispositive power 5,578,382; aggregate amount beneficially owned 5,578,382 (3.3% of the class)
  Comment: Includes 30,900 shares of Class A Common Stock issuable upon exercise of options
- Point72 Capital Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,578,382; sole dispositive power 0; shared dispositive power 5,578,382; aggregate amount beneficially owned 5,578,382 (3.3% of the class)
  Comment: Includes 30,900 shares of Class A Common Stock issuable upon exercise of options
- Point72 Europe (London) LLP: type of reporting person: other (OO); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Steven A. Cohen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,578,382; sole dispositive power 0; shared dispositive power 5,578,382; aggregate amount beneficially owned 5,578,382 (3.3% of the class)
  Comment: Includes 30,900 shares of Class A Common Stock issuable upon exercise of options

## Item 1. Issuer
Name of issuer: Shoals Technologies Group, Inc.
Address of issuer's principal executive offices: 1400 Shoals Way Portland TN 37148

## Item 2. Person Filing
Name of person filing:
This statement is filed by: (i) Point72 Asset Management, L.P. ("Point72 Asset Management") with respect to the shares of Class A common stock, par value $0.00001 per share ("Class A Common Stock"), of Shoals Technologies Group, Inc. held by (and underlying options held by) an investment fund it manages; (ii) Point72 Capital Advisors, Inc. ("Point72 Capital Advisors Inc.") with respect to shares of Class A Common Stock held by (and underlying options held by) an investment fund managed by Point72 Asset Management; (iii) Point72 Europe (London) LLP ("Point72 Europe (London)") with respect to shares of Class A Common Stock that were held by an investment fund it manages; and (iv) Steven A. Cohen ("Mr. Cohen") with respect to shares of Class A Common Stock beneficially owned by Point72 Asset Management and Point72 Capital Advisors Inc. and shares of Class A Common Stock that were beneficially owned by Point72 Europe (London).

Each of Cubist Systematic Strategies, LLC and Point72 (DIFC) Limited are advisors under common control with Point72 Asset Management, and each acts as a sub-advisor with respect to a portion of the shares of Class A Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the principal business office of (i) Point72 Asset Management, Point72 Capital Advisors Inc., and Mr. Cohen is 72 Cummings Point Road, Stamford, CT 06902; and (ii) Point72 Europe (London) is 8 St. James's Square, London, United Kingdom, SW1Y 4JU.
Citizenship: Point72 Asset Management is a Delaware limited partnership. Point72 Capital Advisors Inc. is a Delaware corporation. Point72 Europe (London) is a limited liability partnership incorporated in England and Wales. Mr. Cohen is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on December 31, 2024.

Point72 Asset Management, Point72 Capital Advisors Inc., Point72 Europe (London), and Mr. Cohen own directly no shares of Class A Common Stock. Pursuant to an investment management agreement, Point72 Asset Management maintains investment and voting power with respect to the securities held by an investment fund it manages. Point72 Capital Advisors Inc. is the general partner of Point72 Asset Management. Pursuant to an investment management agreement, Point72 Europe (London) maintains investment and voting power with respect to the securities that were held by an investment fund it manages. Mr. Cohen controls each of Point72 Asset Management, Point72 Capital Advisors Inc., and Point72 Europe (London). The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the shares of Class A Common Stock reported herein.
Percent of class: 3.3
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on December 31, 2024.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on December 31, 2024.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on December 31, 2024.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference. Such information is as of the close of business on December 31, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Point72 Asset Management, L.P.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/14/2025)
- Point72 Capital Advisors, Inc.: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/14/2025)
- Point72 Europe (London) LLP: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/14/2025)
- Steven A. Cohen: /s/ Jason M. Colombo, Jason M. Colombo, Authorized Person (02/14/2025)